                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*



                             Life USA Holding, Inc.
                                (Name of Issuer)


                     Common Stock, $.01 par value per share
                         (Title of Class of Securities)


                                   531918209
                                 (CUSIP Number)

    Michael T. Westermeyer, Allianz Life Insurance Company of North America
               1750 Hennepin Avenue South, Minneapolis, MN  55403
                                 (612) 347-6500
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               February 12, 1998
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------
 CUSIP NO. 531918209                  SCHEDULE 13D
-----------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON, IRS IDENTIFICATION NO. OF ABOVE PERSON
             Allianz Life Insurance Company of North America        41-1366075
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [ ]
                                                                (b) [ ]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS
--------------------------------------------------------------------------------

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)
                                                                    [ ]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Minnesota
--------------------------------------------------------------------------------

                                  7   SOLE VOTING POWER
   NUMBER OF                          4,507,862 (1)
   SHARES                         ----------------------------------------------
   BENEFICIALLY                   8   SHARED VOTING POWER
   OWNED BY                           0
   EACH                           ----------------------------------------------
   REPORTING                      9   SOLE DISPOSITIVE POWER
   PERSON                             4,507,862 (1)
   WITH                           ----------------------------------------------
                                  10   SHARED DISPOSITIVE POWER
                                       0
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             4,507,862 (1)
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*[X](1)
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          17.8% (based on 22,620,760 shares outstanding on December 31, 1997 and 2,672,962 shares issued to Allianz on February 6, 1998) (1)

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
             IC, CO
--------------------------------------------------------------------------------

 (1) Does not include agreed purchase over the next five years of $100 million of newly issued Common Stock directly from the Issuer pursuant to the Stock Purchase Agreement.

                                AMENDMENT NO. 3
                                       TO
                                  SCHEDULE 13D
                                  ------------


This Amendment No. 3 amends the Schedule 13D, dated February 24, 1995 (as previously amended) of Allianz Life Insurance Company of North America ("Allianz") with respect to the Common Stock, $.01 par value, of Life USA Holding, Inc., a Minnesota corporation (the "Issuer"), to report additional purchases of Issuer's Common Stock. This amendment amends only those portions of the information previously reported that have changed since the prior filing.

Item 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

          The aggregate purchase price of the shares of Issuer's Common Stock (the "Shares") purchased by Allianz as reported in Item 5(c) of this Schedule 13D was $15,390,789, which purchases were financed by working capital funds of Allianz.

Item 4.   Purpose of the Transaction
          --------------------------

          As described in Amendment No. 1 to Schedule 13D, Allianz previously purchased shares of Issuer's Common Stock for investment purposes and not for the purpose of controlling the Issuer. In accordance with the Stock Purchase Agreement between Issuer and Allianz, Allianz has purchased the additional Shares. Although, other than previously disclosed in Amendment No. 1 to
Schedule 13D under this Item 4, Allianz does not have any current plans or proposals with respect to the Issuer or its Common Stock, Allianz reserves the right to take any and all actions, which could include, without limitation, a tender offer for all of the shares of Common Stock of the Issuer. Considerations relevant to any decision may include then current market and economic conditions, the Issuer's then current or prospective financial performance, the market performance of the Common Stock and management's plans, if any, with respect to the Issuer.

Item 5.   Interest in Securities of the Issuer
          ------------------------------------

          (a) As of the close of business on February 13, 1998, Allianz beneficially owned 4,507,862 shares of Common Stock or approximately 17.8% of the outstanding shares of Common Stock (based on 22,620,760 shares outstanding on December 31, 1997 and 2,672,962 shares issued to Allianz on February 6, 1998).

          (b) Allianz has sole voting power and sole dispositive power as to the shares of Common Stock described in (a) above.

          (c) The following table sets forth the transactions effected by Allianz since February 10, 1998:

    Trade Date          Number of Shares     Price Per Share
    ----------          ----------------     ---------------
      2/11/98              100,000             17.0625
      2/11/98               30,000             16.7083
      2/11/98               10,000             16.75
      2/12/98              194,900             16.8926
      2/13/98              575,000             16.9103

All of such transactions reflect principal purchases effected on the open market. Other than the acquisition of Common Stock described above, no transactions with respect to the Common Stock have been effected since February 10, 1998 by Allianz, Allianz Aktiengesellschaft Holding ("AZ AG"), Allianz of America, Inc. ("AZOA") or, to the best knowledge of Allianz, by any executive officer or director of Allianz, AZ AG or AZOA.

          (d) No other person is known by Allianz to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

          (e)  Not applicable.


Signature
---------

          After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement by or about the undersigned is true, complete and correct.


Date:     February 17, 1998
                                    ALLIANZ LIFE INSURANCE COMPANY OF
                                         NORTH AMERICA


                                    By   /s/ Michael T. Westermeyer
                                         ---------------------------------------
                                         Michael T. Westermeyer
                                         Vice President, Corporate Legal Officer
                                            and Secretary